FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2005

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

                              Contact: Dan Suesskind
                                           Chief Financial Officer
                                           Teva Pharmaceutical Industries Ltd.
                                           (011) 972-2-589-2840
                                       George Barrett
                                           President and CEO
                                           Teva North America
FOR IMMEDIATE RELEASE   (215) 591-3030
                                       Dorit Meltzer
                                           Director, Investor Relations
                                           Teva Pharmaceutical Industries Ltd.
                                           (011) 972-3-926-7554

TEVA COMMENTS ON CLARITHROMYCIN ER PRELIMINARY INJUNCTION

Jerusalem, Israel, June 5, 2005 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U.S. District Court for the District of Northern Illinois has granted Abbott's motion for a preliminary injunction related to Teva's generic Clarithromycin Extended Release Tablets pending a trial on the merits or further court order. The injunction is based on Abbott's enforcement of one extended release formulation patent that Teva has asserted are invalid.

Teva intends to seek an expedited appeal to the United States Court of Appeals for the Federal Circuit.

Teva's Clarithromycin Extended Release Tablets are the AB-rated generic equivalent of Abbott's macrolide antibiotic Biaxin® XL Filmtabs®.

Due to the postponement of a commercial launch of Clarithromycin Extended Release Tablets, Teva expects its earnings for the second quarter ended June 30, 2005 to be reduced by approximately 4 cents. The Company will continue to evaluate its expectations for the year in light of this decision.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 25 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
        Name: Dan Suesskind
        Title: Chief Financial Officer

Date: June 5, 2005